UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN
STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Supertel Hospitality, Inc (SPPR)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

868526104

(CUSIP Number)

Saúl Zang

Carolina Zang

Juan Manuel Quintana

María de los Ángeles del Prado
Estudio Zang, Bergel y Viñes
Florida 537, 18th Floor
Buenos Aires, Argentina
+54(11) 4322-0033

(Name, Address and Telephone Number of Person

authorized to Receive Notices and Communications)

February 1, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 868526104	SCHEDULE 13D	Page 2 of 31 Pages
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eduardo S. Elsztain
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,884,744
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,884,744
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,884,744
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34% * (pursuant to the 34% Beneficial Ownership Limitation provided under the transactional documents)
14.	TYPE OF REPORTING PERSON IN

*All shares consists of shares currently issuable upon (a) the conversion of up to 1,188,474.4 shares of 2,100,000 Series C Cumulative Convertible Preferred Shares, par value $0.01 per share, beneficially owned by the Reporting Person, and/or (b) the exercise of up to 11,884,744 of 21,000,000 warrants beneficially owned by the Reporting Person (pursuant to the 34% Beneficial Ownership Limitation provided under the transactional documents).

CUSIP No. 868526104	SCHEDULE 13D	Page 3 of 31 Pages
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Agroinvestment S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,884,744
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,884,744
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,884,744
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34% * (pursuant to the 34% Beneficial Ownership Limitation provided under the transactional documents)
14.	TYPE OF REPORTING PERSON CO

* All shares consists of shares currently issuable upon (a) the conversion of up to 1,188,474.4 shares of 2,100,000 Series C Cumulative Convertible Preferred Shares, par value $0.01 per share, beneficially owned by the Reporting Person, and/or (b) the exercise of up to 11,884,744 of 21,000,000 warrants beneficially owned by the Reporting Person (pursuant to the 34% Beneficial Ownership Limitation provided under the transactional documents).

CUSIP No. 868526104	SCHEDULE 13D	Page 4 of 31 Pages
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Idalgir S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,884,744
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,884,744
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,884,744
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34% * (pursuant to the 34% Beneficial Ownership Limitation provided under the transactional documents)
14.	TYPE OF REPORTING PERSON CO

* All shares consists of shares currently issuable upon (a) the conversion of up to 1,188,474.4 shares of 2,100,000 Series C Cumulative Convertible Preferred Shares, par value $0.01 per share, beneficially owned by the Reporting Person, and/or (b) the exercise of up to 11,884,744 of 21,000,000 warrants beneficially owned by the Reporting Person (pursuant to the 34% Beneficial Ownership Limitation provided under the transactional documents).

CUSIP No. 868526104	SCHEDULE 13D	Page 5 of 31 Pages
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IFIS Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,884,744
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,884,744
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,884,744
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34% * (pursuant to the 34% Beneficial Ownership Limitation provided under the transactional documents)
14.	TYPE OF REPORTING PERSON CO

* All shares consists of shares currently issuable upon (a) the conversion of up to 1,188,474.4 shares of 2,100,000 Series C Cumulative Convertible Preferred Shares, par value $0.01 per share, beneficially owned by the Reporting Person, and/or (b) the exercise of up to 11,884,744 of 21,000,000 warrants beneficially owned by the Reporting Person (pursuant to the 34% Beneficial Ownership Limitation provided under the transactional documents).

CUSIP No. 868526104	SCHEDULE 13D	Page 6 of 31 Pages
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Inversiones Financieras del Sur S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,884,744
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,884,744
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,884,744
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34% * (pursuant to the 34% Beneficial Ownership Limitation provided under the transactional documents)
14.	TYPE OF REPORTING PERSON CO

* All shares consists of shares currently issuable upon (a) the conversion of up to 1,188,474.4 shares of 2,100,000 Series C Cumulative Convertible Preferred Shares, par value $0.01 per share, beneficially owned by the Reporting Person, and/or (b) the exercise of up to 11,884,744 of 21,000,000 warrants beneficially owned by the Reporting Person (pursuant to the 34% Beneficial Ownership Limitation provided under the transactional documents).

CUSIP No. 868526104	SCHEDULE 13D	Page 7 of 31 Pages
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cresud Sociedad Anónima Comercial Inmobiliaria Financiera y Agropecuaria
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,884,744
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,884,744
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,884,744
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34%* (pursuant to the 34% Beneficial Ownership Limitation provided under the transactional documents)
14.	TYPE OF REPORTING PERSON CO

* All shares consists of shares currently issuable upon (a) the conversion of up to 1,188,474.4 shares of 2,100,000 Series C Cumulative Convertible Preferred Shares, par value $0.01 per share, beneficially owned by the Reporting Person, and/or (b) the exercise of up to 11,884,744 of 21,000,000 warrants beneficially owned by the Reporting Person (pursuant to the 34% Beneficial Ownership Limitation provided under the transactional documents).

CUSIP No. 868526104	SCHEDULE 13D	Page 8 of 31 Pages
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,884,744
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,884,744
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,884,744
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34% * (pursuant to the 34% Beneficial Ownership Limitation provided under the transactional documents)
14.	TYPE OF REPORTING PERSON CO

* All shares consists of shares currently issuable upon (a) the conversion of up to 1,188,474.4 shares of 2,100,000 Series C Cumulative Convertible Preferred Shares, par value $0.01 per share, beneficially owned by the Reporting Person, and/or (b) the exercise of up to 11,884,744 of 21,000,000 warrants beneficially owned by the Reporting Person (pursuant to the 34% Beneficial Ownership Limitation provided under the transactional documents).

CUSIP No. 868526104	SCHEDULE 13D	Page 9 of 31 Pages
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Assets Management S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,884,744
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,884,744
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,884,744
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34% * (pursuant to the 34% Beneficial Ownership Limitation provided under the transactional documents)
14.	TYPE OF REPORTING PERSON CO

* All shares consists of shares currently issuable upon (a) the conversion of up to 1,188,474.4 shares of 2,100,000 Series C Cumulative Convertible Preferred Shares, par value $0.01 per share, beneficially owned by the Reporting Person, and/or (b) the exercise of up to 11,884,744 of 21,000,000 warrants beneficially owned by the Reporting Person (pursuant to the 34% Beneficial Ownership Limitation provided under the transactional documents).

CUSIP No. 868526104	SCHEDULE 13D	Page 10 of 31 Pages
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Uruguay S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,884,744
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,884,744
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,884,744
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34% * (pursuant to the 34% Beneficial Ownership Limitation provided under the transactional documents)
14.	TYPE OF REPORTING PERSON CO

* All shares consists of shares currently issuable upon (a) the conversion of up to 1,188,474.4 shares of 2,100,000 Series C Cumulative Convertible Preferred Shares, par value $0.01 per share, beneficially owned by the Reporting Person, and/or (b) the exercise of up to 11,884,744 of 21,000,000 warrants beneficially owned by the Reporting Person (pursuant to the 34% Beneficial Ownership Limitation provided under the transactional documents).

CUSIP No. 868526104	SCHEDULE 13D	Page 11 of 31 Pages
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IRSA Inversiones y Representaciones S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,884,744
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,884,744
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,884,744
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34% * (pursuant to the 34% Beneficial Ownership Limitation provided under the transactional documents)
14.	TYPE OF REPORTING PERSON CO

* All shares consists of shares currently issuable upon (a) the conversion of up to 1,188,474.4 shares of 2,100,000 Series C Cumulative Convertible Preferred Shares, par value $0.01 per share, beneficially owned by the Reporting Person, and/or (b) the exercise of up to 11,884,744 of 21,000,000 warrants beneficially owned by the Reporting Person (pursuant to the 34% Beneficial Ownership Limitation provided under the transactional documents).

CUSIP No. 868526104	SCHEDULE 13D	Page 12 of 31 Pages
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Efanur SA
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,884,744
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,884,744
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,884,744
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34% * (pursuant to the 34% Beneficial Ownership Limitation provided under the transactional documents)
14.	TYPE OF REPORTING PERSON CO

* All shares consists of shares currently issuable upon (a) the conversion of up to 1,188,474.4 shares of 2,100,000 Series C Cumulative Convertible Preferred Shares, par value $0.01 per share, beneficially owned by the Reporting Person, and/or (b) the exercise of up to 11,884,744 of 21,000,000 warrants beneficially owned by the Reporting Person (pursuant to the 34% Beneficial Ownership Limitation provided under the transactional documents).

CUSIP No. 868526104	SCHEDULE 13D	Page 13 of 31 Pages
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Tyrus S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,884,744
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,884,744
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,884,744
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34% * (subject to the 34% Beneficial Ownership Limitation provided under the transactional documents)
14.	TYPE OF REPORTING PERSON CO

* All shares consists of shares currently issuable upon (a) the conversion of up to 1,188,474.4 shares of 2,100,000 Series C Cumulative Convertible Preferred Shares, par value $0.01 per share, beneficially owned by the Reporting Person, and/or (b) the exercise of up to 11,884,744 of 21,000,000 warrants beneficially owned by the Reporting Person (pursuant to the 34% Beneficial Ownership Limitation provided under the transactional documents).

CUSIP No. 868526104	SCHEDULE 13D	Page 14 of 31 Pages
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Jiwin SA
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,884,744
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,884,744
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,884,744
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34% * (subject to the 34% Beneficial Ownership Limitation provided under the transactional documents)
14.	TYPE OF REPORTING PERSON CO

* All shares consists of shares currently issuable upon (a) the conversion of up to 1,188,474.4 shares of 2,100,000 Series C Cumulative Convertible Preferred Shares, par value $0.01 per share, beneficially owned by the Reporting Person, and/or (b) the exercise of up to 11,884,744 of 21,000,000 warrants beneficially owned by the Reporting Person (pursuant to the 34% Beneficial Ownership Limitation provided under the transactional documents).

CUSIP No. 868526104	SCHEDULE 13D	Page 15 of 31 Pages
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Real Estate Strategies L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,884,744
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,884,744
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,884,744
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34% * (subject to the 34% Beneficial Ownership Limitation provided under the transactional documents)
14.	TYPE OF REPORTING PERSON PN

* All shares consists of shares currently issuable upon (a) the conversion of up to 1,188,474.4 shares of 2,100,000 Series C Cumulative Convertible Preferred Shares, par value $0.01 per share, beneficially owned by the Reporting Person, and/or (b) the exercise of up to 11,884,744 of 21,000,000 warrants beneficially owned by the Reporting Person (pursuant to the 34% Beneficial Ownership Limitation provided under the transactional documents).

CUSIP No. 868526104	SCHEDULE 13D	Page 16 of 31 Pages

Item 1. Security and Issuer

This statement relates to the common stock, par value $0.01 per share (the “Common Stock”) of Supertel Hospitality, Inc., a Virginia corporation (“Supertel”) issuable upon (a) the conversion of 2,100,000 Series C Cumulative Convertible Preferred Shares, par value $0.01 per share (the “Preferred Stock”), beneficially owned by the Reporting Person, and/or (b) the exercise of 21,000,000 warrants (“Warrants”) beneficially owned by the Reporting Person (subject to the 34% Beneficial Ownership Limitation provided under the transactional documents described herein). The address of the principal executive offices of Supertel is 1800 West Pasewalk Avenue, Suite 200, Norfolk, NE 68701.

Item 2. Identity and Background

(a)-(c), (f) This statement is being filed jointly by Mr. Eduardo S. Elsztain (“Elsztain”), Consultores Assets Management S.A. (“CAM”), Consultores Venture Capital Uruguay S.A. (“CVC Uruguay”), Agroinvestment S.A. (“Agroinvestment”), Idalgir S.A. (“Idalgir”), Consultores Venture Capital Ltd. (“CVC Cayman”), Ifis Limited (“IFIS”), Inversiones Financieras del Sur S.A. (“IFISA”), Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud”), , IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), Tyrus S.A. (“Tyrus”), Jiwin S.A. (“Jiwin”), Efanur SA (“Efanur”) and Real Estate Strategies L.P. (“RES” and together with Elsztain, CAM, CVC Uruguay, Agroinvestment, Idalgir, CVC Cayman, IFIS, IFISA, Cresud, IRSA, Tyrus, Jiwin and Efanur the "Reporting Persons").

Mr. Elsztain is a citizen of the Republic of Argentina who serves as Chairman of the board of directors of each of the following companies, except for RES:

(i)	IFIS, a limited liability company organized under the laws of Bermuda;
(ii)	IFISA, a stock corporation organized under the laws of the Republic of Uruguay;
(iii)	Cresud, a stock corporation organized under the laws of the Republic of Argentina;
(iv)	CAM, a limited liability company organized under the laws of Argentina;
(v)	CVC Cayman, a limited liability company organized under the laws of Cayman Island;
(vi)	CVC Uruguay, a limited liability company organized under the laws of the Republic of Uruguay;
(vii)	Agroinvestment, a stock corporation organized under the laws of the Republic of Uruguay;
(viii)	Idalgir, a stock corporation organized under the laws of the Republic of Uruguay;
(ix)	IRSA, a stock corporation organized under the laws of the Republic of Argentina;
(x)	Efanur, a stock corporation organized under the laws of the Republic of Uruguay;
(xi)	Tyrus, a stock corporation organized under the laws of the Republic of Uruguay;
(xii)	Jiwin, a stock corporation organized under the laws of the Republic of Uruguay who serves as General Partner of Real Estate Strategies LP and
(xiii)	RES, a limited partnership organized under the laws of Bermuda.

CUSIP No. 868526104	SCHEDULE 13D	Page 17 of 31 Pages

Elsztain’s principal offices are located at Bolívar 108, 1st floor, Buenos Aires, Argentina; IFIS’ principal offices are located at Mintflower Place 4th floor, 8 Par-La-Ville Road Hamilton HM 08 Bermuda; IFISA’s principal offices are located at Ruta 8, 17,500, Edificio @1 Local 106, CP 91609, Montevideo, Republic of Uruguay; Cresud’s principal offices are located at Moreno 877, 23rd Floor, (C1091AAQ) Ciudad Autónoma de Buenos Aires, Argentina; IRSA’s principal offices are located at Bolivar 108, 1st floor, Buenos Aires, Argentina; CAM’s principal offices are located at Bolívar 108, 1st floor, Buenos Aires, Argentina; CVC Cayman’s principal offices are located at 89 Nexus Way, 2nd floor Camana Bay, P.O. Box 31106, SMB, Grand Cayman, KY1-1205, Cayman Islands; CVC Uruguay’s principal offices are located at Ruta 8, 17,500, Edificio @1 Local 106, CP 91609 Montevideo, of the Republic of Uruguay; Agroinvestment’s principal offices are located at Zabala 1422, 2nd floor, Montevideo, Republic of Uruguay; Tyrus’ principal offices are located at Colonia 810, Of. 403, CP 11000, Montevideo, Republic of Uruguay, Jiwin’s principal offices are located at Colonia 810, Of. 403, CP 11000, Montevideo, Republic of Uruguay, Idalgir’s principal offices are located at Zabala 1422, 2nd floor, Montevideo, Republic of Uruguay, Efanur’s principal offices are located at Rincón 468, 7º floor, Montevideo, 11.000 Republic of Uruguay and RES´ principal offices are located at Clarendon House 2 Church Street, Hamilton HM CX, Bermuda.

(d) None of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) within the last five years.

(e) During the last five years, none of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Source and Amount of Funds or Other Considerations

On February 1st, 2012, pursuant to a Purchase Agreement dated November 16, 2011, RES has acquired 2,100,000 Preferred Shares, at a face value price per share of $10.00, for an aggregate gross purchase price of U.S. $21,000,000, convertible up to 21, 000,000 shares of Common Stock and warrants to purchase up to 21,000,000 additional shares of Common Stock.

The funds used to purchase the Common Shares were derived from working capital and capital contributions made by affiliates.

Item 4. Purpose of Transaction.

Purchase Agreement: RES entered into a Purchase Agreement dated November 16, 2011 for the purchase of Preferred Stock under a private transaction with Supertel.

On January 31, 2012 at a special meeting, the shareholders of Supertel, by the requisite vote, approved the issuance and sale of up to 3,000,000 shares of the Preferred Stock of Supertel, up to 30,000,000 shares of Common Stock of Supertel which may be issued upon conversion of the Preferred Stock, and Warrants to purchase up to an additional 30,000,000 shares of Common Stock, to RES pursuant to the Purchase Agreement.

On February 1, 2012, Supertel issued and sold 2,100,000 shares of Preferred Stock to RES for $21,000,000. The remaining 900,000 shares of Preferred Stock and Warrants to purchase up to 9,000,000 shares of Common Stock are expected by RES and Supertel to be issued and sold to RES for $9,000,000 within two weeks from the filing of this report.

CUSIP No. 868526104	SCHEDULE 13D	Page 18 of 31 Pages

On February 1, 2012, four designees of the RES were appointed to the Board of Directors of Supertel pursuant to a Directors Designation Agreement dated February 1, 2012 between RES and Supertel. The information set forth in Item 6 below is incorporated by reference into this Item.

Aside from the forgoing, none of the Reporting Persons nor, to their knowledge, any person named in Schedule A, has any present plans or proposals that relate to or would result in any actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interests in Securities of the Issuer

As of February 1, 2012, the Reporting Persons beneficially owned 11,884,744 shares of Common Stock, representing 34% of Supertel’s outstanding Common Stock, issuable upon (a) the conversion of up to 1,188,474.4 shares of 2,100,000 Series C Cumulative Convertible Preferred Shares, par value $0.01 per share, beneficially owned by the Reporting Person, and/or (b) the exercise of up to 11,884,744 of 21,000,000 Warrants beneficially owned by the Reporting Person (pursuant to the 34% Beneficial Ownership Limitation provided under the transactional documents described in Item 6 below). The Reporting Persons have assumed the conversion of Preferred Stock and/or exercise of Warrants up to the maximum amount currently permitted pursuant to the 34% Beneficial Ownership Limit.

(i)	Elsztain is the Chairman of the Board of Directors of IFIS, IFISA, Cresud, CAM, CVC Uruguay, CVC Cayman, Agroinvestment, Idalgir, IRSA, Efanur, Jiwin and Tyrus, except for RES, a company in which Jiwin (a company wholly owned by IRSA) is the General Partner.
(ii)	Elsztain is the beneficial owner of 31.65% of IFIS, including: (a) 12.11% owned indirectly through Agroinvestment; (b) 5.17% owned indirectly through Idalgir; (c) 14.81% owned indirectly through CVC Uruguay; and (d) 2.08% owned indirectly through CVC Cayman. Elsztain owns 100% of Agroinvestment and Idalgir and 85.0% of CAM which owns 0.11% of IRSA’s outstanding stock and 100% of CVC Uruguay which in turn owns 0.0002% of Cresud’s shares on a fully diluted basis and 100% of CVC Cayman. None of these companies directly own Common Shares of Supertel Hospitality, Inc (“SPPR”). Elsztain also directly owns 0.21% of IRSA’s outstanding stock and 0.0002% of Cresud’s shares on a fully diluted basis;
(iii)	CVC Cayman serves as the Investment Manager of IFIS;
(iv)	IFIS is the direct owner of 100% of the common shares of IFISA;
(v)	IFISA directly owns 38.79% of Cresud’s shares on a fully diluted basis. IFISA does not directly own Common Stock;
(vi)	Cresud directly owns 63.22% of IRSA’s common shares. Cresud does not directly own Common Stock;
(vii)	IRSA owns 100% of Tyrus’ and Efanur’s capital stock. Irsa does not directly own Common Stock;
(viii)	Tyrus owns 100% of the capital stock of Jiwin. Tyrus does not directly own Common Stock;
(ix)	Jiwin serves as general Partner of RES; Jiwin does not directly own Common Stock;
(x)	Efanur is the major limited Partner of RES. Efanur does not directly own Common Stock and

CUSIP No. 868526104	SCHEDULE 13D	Page 19 of 31 Pages
(xi)	RES owns 2,100,000 Shares of Preferred Stock convertible up to 21,000,000 shares of Common Stock and Warrants exercisable for up to 21,000,000 shares of Common Stock, subject to the 34% Beneficial Ownership Limitation.

Set forth below is a diagram of the Reporting Persons’ beneficial ownership of Supertel’s outstanding stock as of February 1st, 2012:

Ownership structure as of 1 Feb 2012

E. Elsztain
100.00%
100.00%
Agroinvestment
85%
Idalgit
CAM
12.11%
5.17%
100%
CVC Uruguay
13.93%
100%
CVC Cayman
2.08%
IFIS
100%
IFISA
38.79%
Fully Diluted
0.0002%
0.0002%
Cresud
63.22%
Irsa
100.00%
100.00%
Efanur
Tyrus
68.33%
Jiwin
GP
RES
2,100,000 Convertible Preferred Shares and Warrants
SPPR

CUSIP No. 868526104	SCHEDULE 13D	Page 20 of 31 Pages

Given the foregoing, as of February 1st, 2012, the Reporting Persons may be deemed to be currently the beneficial owners of 11,884,744 Common Stock, representing 34% of the issued and outstanding common shares of Supertel but subject to the 34% Beneficial Ownership Limitation provided under the transactional documents.

(b)    Item 5(a) is incorporated herein by reference.

(c)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Purchase Agreement.  Supertel entered into a Purchase Agreement dated November 16, 2011 for the issuance and sale of Preferred Stock under a private transaction to RES, an investment vehicle indirectly controlled by IRSA, an Argentina-based publicly traded company. On January 31, 2012 at a special meeting, the shareholders of Supertel, by the requisite vote, approved the issuance and sale of up to 3,000,000 shares of the Preferred Stock of Supertel, up to 30,000,000 shares of Common Stock of Supertel which may be issued upon conversion of the Preferred Stock, and warrants (the “Warrants”) to purchase up to an additional 30,000,000 shares of Common Stock, to RES pursuant to the Purchase Agreement.

On February 1, 2012, Supertel issued and sold 2,100,000 shares of Preferred Stock to RES for $21,000,000. The remaining 900,000 shares of Preferred Stock are expected by the parties be issued and sold to RES within two weeks of the filing of this report.

The principal terms of the Preferred Stock are set forth below:

•	Rank. With respect to dividend rights and rights upon Supertel’s liquidation, dissolution or winding up, the Preferred Stock will rank: (a) on parity with the Series A preferred stock and Series B preferred stock and other future series of preferred stock designated to rank on parity, and (b) senior to the Common Stock and other future series of preferred stock designated to rank junior, and (c) junior to Supertel’s existing and future indebtedness.

•	Liquidation Preference. Upon Supertel’s liquidation, dissolution or winding up, the holders of the Preferred Stock are entitled to a liquidation preference of $10.00 per share plus accrued and unpaid dividends before any distribution is made to the holders of Common Stock or any other capital stock that ranks junior.

•	Dividends. A holder will receive preferential cumulative cash dividends at the rate of 6.25% per annum of the face value per share (equivalent to a fixed annual amount of $0.625 per year) as an annual cumulative dividend, payable quarterly for each share of Preferred Stock, when authorized by the Supertel Board of Directors or a duly authorized committee thereof. Dividends are cumulative and accrued but unpaid dividends will earn 6.25% interest, compounded quarterly.

•	Redemption. The Preferred Stock will be redeemable, at the option of Supertel, at any time after January 31, 2017, for cash equal to the liquidation preference of $10.00 plus accrued and unpaid dividends. Supertel may exercise this option only if the volume weighted average market price of the Common Stock is less than the conversion price for at least 30 consecutive calendar days after January 31, 2017.

CUSIP No. 868526104	SCHEDULE 13D	Page 21 of 31 Pages

•	Conversion. The Preferred Stock will be convertible, at the option of the holder, at any time into Common Stock at a conversion price of $1.00 for each share of Common Stock, which is equal to the rate of ten shares of Common Stock for each share of preferred stock. A holder of Preferred Stock will not have conversion rights to the extent the conversion would cause the holder and its affiliates to beneficially own more than 34% of voting stock (the “Beneficial Ownership Limitation”). “Voting stock” means capital stock having the power to vote generally for the election of directors of Supertel.

•	Conversion Price. The initial conversion price will be $1.00, but the conversion price will be subject to anti-dilution adjustments upon the occurrence of stock splits, stock dividends and certain other transactions.

•	Lower Conversion Price. In addition, if Supertel sells Common Stock at a price that is lower than the greater of (a) the conversion price, or (b) the closing market price of the Common Stock on February 1, 2012 then the conversion price will be adjusted to the lower sale price. However, no adjustment will be made for sales in connection with Supertel stock plans, conversion or exercise of currently existing securities and the Warrants, or acquisitions approved by more than a majority of the Supertel Board of Directors.

•	Voting Rights with Common Stock. The Preferred Stock will vote with the Common Stock as one class, subject to certain voting limitations. For any vote, the voting power of the Preferred Stock will be equal to the lesser of: (a) 6.29 votes per share, or (b) an amount of votes per share such that the vote of all shares of Preferred Stock in the aggregate equal 34% of the combined voting power of all Supertel voting stock, minus an amount equal to the number of votes represented by the other shares of voting stock beneficially owned by RES and its affiliates (the “Voting Limitation”).

•	Voting Rights as a Class. Any amendment of the Preferred Stock that would adversely affect the rights, preferences, privileges or voting power of the Preferred Stock, or any issuance of capital stock on parity or senior to the Preferred Stock will require the affirmative vote of the holders of a majority of the Preferred Stock, voting as a class.

•	RES and IRSA Approval. As long as RES has the right to designate two or more directors to the Supertel Board of Directors pursuant to the Directors Designation Agreement, the following requires the approval of RES and IRSA:

•	the merger, consolidation, liquidation or sale of substantially all of the assets of Supertel;

CUSIP No. 868526104	SCHEDULE 13D	Page 22 of 31 Pages

•	the sale by Supertel of Common Stock or securities convertible into Common Stock equal to 20% or more of the outstanding Common Stock or voting stock; or

•	any Supertel transaction of more than $120,000 in which any of its directors or executive officers or any member of their immediate family will have a material interest, exclusive of employment compensation and interests arising solely from the ownership of Supertel equity securities if all holders of that class of equity securities receive the same benefit on a pro rata basis.

Warrants. On February 1, 2012, RES received Warrants to purchase 21,000,000 shares of Supertel Common Stock. RES will receive additional Warrants to purchase 9,000,000 shares of Supertel Common Stock with the issuance and sale of the additional Preferred Stock. Subject to the Beneficial Ownership Limitation, the Warrants are exercisable at any time on or before January 31, 2017 at an exercise price of $1.20 per share of Common Stock. If the conversion price of the Preferred Stock is adjusted, then the exercise price of the Warrants will be reduced to equal 120% of the adjusted conversion price. The exercise price may be paid in cash, or the holder may also elect to pay the exercise price by having Supertel withhold a sufficient number of shares from the exercise with a market value equal to the exercise price.

Supertel may require a holder to exercise Warrants using the cashless exercise procedure at any time the volume weighted average price of the Common Stock exceeds $2.63 per share for the 30 consecutive trading days immediately prior to the date of the notice of required exercise. If the Warrants cannot be fully exercised because of the Beneficial Ownership Limitation, the holder will exercise the remaining Warrants thereafter at such times when the Beneficial Ownership would not be exceeded.

Investor Rights and Conversion Agreement. Supertel entered into an Investor Rights and Conversion Agreement (the “Investor Rights and Conversion Agreement”) dated February 1, 2012 with RES and IRSA pursuant to which Supertel granted RES and its affiliates and their respective subsidiaries, among other rights, the right to purchase equity shares or securities convertible into equity shares in future Company offerings on a pro rata basis based on their combined ownership of Common Stock and Preferred Stock, provided that such purchase would not cause RES and its affiliates to exceed the Beneficial Ownership Limitation.

In the agreement, RES agreed to certain standstill provisions including that neither RES nor its affiliates will acquire any securities that would result in RES and its affiliates owning more than 34% of the voting stock of Supertel. Pursuant to the agreement, Supertel would have the right to require RES to convert its Preferred Stock, up to the Beneficial Ownership Limit, after Supertel has paid regular dividends on the Common Stock of $0.075 per share in dividend payments in a 12-month period.

Registration Rights Agreement. Supertel entered into a registration rights agreement (the “Registration Rights Agreement”) dated February 1, 2012 with RES and IRSA. The Registration Rights Agreement requires Supertel to register for resale by the holders the Common Stock issued upon conversion of the Preferred Stock and upon exercise of the Warrants, and the Warrants and the Preferred Stock. The Registration Rights Agreement also grants RES the right to participate in certain future underwritten offerings of securities by Supertel.

Directors Designation Agreement. Supertel entered into a directors designation agreement (the “Directors Designation Agreement”) dated February 1, 2012 with RES and IRSA pursuant to which Supertel appointed four directors designated by RES and IRSA to the Supertel Board of Directors and agreed to maintain the Supertel Board of Directors at no more than nine members.

CUSIP No. 868526104	SCHEDULE 13D	Page 23 of 31 Pages

Pursuant to the agreement, RES agreed to vote for the election of the current Supertel Board of Directors who remain on the Supertel Board of Directors and their successors as nominated by the nominating committee of the Supertel Board of Directors. One of the directors designated by RES will be appointed to the nominating committee. As long as RES beneficially owns 7% or more of the voting power of the capital stock of Supertel, the RES designees will be nominated and recommended for election at each annual meeting of Supertel shareholders.

RES may appoint up to four directors for the Supertel Board of Directors at the time the Preferred Stock is issued based on RES’s voting power on a fully diluted basis, exclusive of the Warrants. RES may appoint the following number of directors if it owns the indicated percentage of voting power: (a) four directors if it holds 34% of the outstanding voting power, (b) three directors if it holds 22% or more but less than 34% of the outstanding voting power, (c) two directors if it holds 14% or more but less than 22% of the outstanding voting power, and (d) one director if it holds 7% or more but less than 14% of the outstanding voting power.

Item 7. Material to be filed as Exhibits

3.01 Articles of Amendment to Supertel’s Second Amended and Restated Articles of Incorporation designating the Series C Cumulative Convertible Preferred Stock. (Incorporated by reference to Supertel’s Current Report on Form 8-K, which was filed by Supertel with the Securities and Exchange Commission on January 30, 2012)

10.1 Purchase Agreement, dated November 16, 2011, by and among Supertel Hospitality, Inc., Supertel Limited Partnership and Real Estate Strategies L.P. incorporated by reference from Exhibit 10.1 of the Company’s Current Report on Form 8-K/A dated November 16, 2011 (incorporated by reference to Supertel’s Current Report on Form 8-K, which was filed by Supertel with the Securities and Exchange Commission on January 30, 2012).

10.2 Form of the Warrants (incorporated by reference to Supertel’s Current Report on Form 8-K, which was filed by Supertel with the Securities and Exchange Commission on January 30, 2012).

10.3 Investor Rights and Conversion Agreement dated February 1, 2012, by and among Supertel Hospitality, Inc., Real Estate Strategies L.P. and IRSA Inversiones y Representaciones Sociedad Anónima (incorporated by reference to Supertel’s Current Report on Form 8-K, which was filed by Supertel with the Securities and Exchange Commission on January 30, 2012).

10.4 Registration Rights Agreement dated February 1, 2012, by and among Supertel Hospitality, Inc., Real Estate Strategies L.P. and IRSA Inversiones y Representaciones Sociedad Anónima (incorporated by reference to Supertel’s Current Report on Form 8-K, which was filed by Supertel with the Securities and Exchange Commission on January 30, 2012).

10.5 Directors Designation Agreement dated February 1, 2012, by and among Supertel Hospitality, Inc., Real Estate Strategies L.P. and IRSA Inversiones y Representaciones Sociedad Anónima (incorporated by reference to Supertel’s Current Report on Form 8-K, which was filed by Supertel with the Securities and Exchange Commission on January 30, 2012).

CUSIP No. 868526104	SCHEDULE 13D	Page 24 of 31 Pages

Schedule A

Eduardo S. Elsztain Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

Directors of IFIS Limited

1.	Eduardo S. Elsztain Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of Argentina	4.	Mariana Renata Carmona de Elsztain Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of Argentina
2.	Saul Zang Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of Argentina	5.	Alejandro Gustavo Elsztain Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of Argentina
3.	Joseph Steinberg Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of the United States
Directors of Consultores Venture Capital Uruguay SA
1.	Eduardo S. Elsztain (Chairman) Director Ruta 8K 17.500 Edificio@3 Local 003, CP 91609 Montevideo Republic of Uruguay Citizen of Argentina	3.	Olga Stirling Director Ruta 8K 17.500 Edificio@3 Local 003, CP 91609 Montevideo Citizen of Uruguay
2.	Eduardo Simon Bartfeld Director Ruta 8K 17.500 Edificio@3 Local 003, CP 91609 Montevideo Citizen of Uruguay

CUSIP No. 868526104	SCHEDULE 13D	Page 25 of 31 Pages

Directors of Consultores Assets Management S.A.

1.	Eduardo S. Elsztain (Chairman) Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina	3.	Mariana Renata Carmona de Elsztain Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina
2.	Saul Zang Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina	4.	Gerardo Tyszberowicz Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

Directors of Consultores Venture Capital Limited

1.	Eduardo S. Elsztain (Chairman) Director 89 Nexus Way, 2nd floor Camana Bay, P.O. Box 31106, SMB Grand Cayman, KY1-1205, Cayman Islands Citizen of Argentina	2.	Saul Zang Director 89 Nexus Way, 2nd floor Camana Bay, P.O. Box 31106, SMB Grand Cayman, KY1-1205, Cayman Islands Citizen of Argentina

Directors of Inversiones Financieras del Sur S.A.

1.	Eduardo S. Elsztain Chairman of the Board Zabala 1422, 2nd floor (11500) Montevideo Republic of Uruguay Citizen of Argentina	3.	Eduardo Simon Bartfeld Director Zabala 1422, 2nd floor (11500) Montevideo Citizen of Uruguay
2.	Saúl Zang Director Zabala 1422, 2nd floor (11500) Montevideo Citizen of Argentina	4.	Olga Stirling Director Zabala 1422, 2nd floor (11500) Montevideo Citizen of Uruguay

Directors of Agroinvestment S.A.

1.	Eduardo S. Elsztain Chairman of the Board Colonia 810, Of. 803 (11000) Montevideo Republic of Uruguay Citizen of Argentina	3.	Eduardo Simon Bartfeld Director Colonia 810, Of. 803 (11000) Montevideo Citizen of Uruguay
2.	Mariana Renata Carmona de Elsztain Director Colonia 810, Of. 803 (11000) Montevideo Republic of Uruguay Citizen of Argentina

CUSIP No. 868526104	SCHEDULE 13D	Page 26 of 31 Pages

Directors of Idalgir S.A.

1.	Eduardo S. Elsztain Chairman of the Board Colonia 810, Of. 803 (11000) Montevideo Republic of Uruguay Citizen of Argentina	2.	Mariana Renata Carmona de Elsztain Director Colonia 810, Of. 803 (11000) Montevideo Republic of Uruguay Citizen of Argentina

Directors and Executive Officers of
Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Directors

1.	Eduardo Sergio Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	8.	David Alberto Perednik Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
2.	Saúl Zang Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	9.	Daniel E. Melicovsky Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
3.	Alejandro Gustavo Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	10.	Alejandro Casaretto Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
4.	Gabriel Adolfo Reznik Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	11.	Salvador Darío Bergel Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
5.	Jorge Oscar Fernández Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	12.	Gastón Armando Lernoud Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
6.	Fernando Adrián Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	13.	Enrique Antonini Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
7.	Pedro Damaso Labaqui Palácio Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	14.	Eduardo Kalpakian Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

CUSIP No. 868526104	SCHEDULE 13D	Page 27 of 31 Pages

Senior Management

1.	Alejandro Gustavo Elsztain Chief Executive Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	4.	Alejandro Casaretto Regional Manager of Agricultural Real Estate Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
2.	Gabriel Blasi Chief Financial Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	5.	Carlos Blousson Chief Executive Officer of the International Operation (Paraguay, Bolivia and Uruguay) Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
3.	David A. Perednik Chief Administrative Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

Directors and Executive Officers of
IRSA Inversiones y Representaciones Sociedad Anónima

Directors

1.	Eduardo Sergio Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	10.	Gary S. Gladstein Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of USA
2.	Saul Zang Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	11.	Mario Blejer Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina
3.	Alejandro Gustavo Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	12.	Ricardo Liberman Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina
4.	Fernando Adrián Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	13.	Gabriel A. Reznik Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

CUSIP No. 868526104	SCHEDULE 13D	Page 28 of 31 Pages

5.	Carlos Ricardo Estevez Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	14.	Salvador D. Bergel Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina
6.	Cedric D. Bridger Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	15.	Enrique Antonini Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina
7.	Daniel R. Elsztain Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	16.	Emilio Cárdenas Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina
8.	Marcos Moisés Fishman Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	17.	Mauricio Wior Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina
9.	Fernando Rubín Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

Senior Management

1.	Eduardo Sergio Elsztain Chief Executive Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	4.	Jorge Cruces Chief Real Estate Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

CUSIP No. 868526104	SCHEDULE 13D	Page 29 of 31 Pages

2.	Gabriel Blasi Chief Financial Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	5.	Daniel R. Elsztain Chief Real Estate Business Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
3.	David Alberto Perednik Chief Administrative Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

Tyrus S.A.

1.	Eduardo S. Elsztain Chairman of the Board Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina	3.	Alejandro Gustavo Elsztain Director Colonia 810, Of. 403 (11000) Montevideo Citizen of Uruguay
2.	Saúl Zang Director Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina

Jiwin S.A.

1.	Eduardo S. Elsztain Chairman of the Board Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina	3.	Alejandro Gustavo Elsztain Director Colonia 810, Of. 403 (11000) Montevideo Citizen of Uruguay
2.	Saúl Zang Director Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina

Efanur S.A.

1.	Eduardo S. Elsztain Chairman of the Board Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina	3.	Alejandro Gustavo Elsztain Director Colonia 810, Of. 403 (11000) Montevideo Citizen of Uruguay
2.	Saúl Zang Director Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina

CUSIP No. 868526104	SCHEDULE 13D	Page 30 of 31 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: February 1st, 2012

Eduardo S. Elsztain	Consultores Assets Management S.A.
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain	By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board

IFIS Limited	Consultores Venture Capital Limited
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board	By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board

Inversiones Financieras del Sur S.A.	Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board	By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board

Consultores Venture Capital Uruguay	Efanur S.A.
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board	By: /S/ / Eduardo S. Elsztain Name: / Eduardo S. Elsztain Title: Chairman of the Board

Tyrus S.A.	Agroinvestment S.A.
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board	By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board

Real Estate Strategies L.P.	Jiwin S.A.
By: Jiwin S.A., its general partner By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board	By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board

Irsa Inversiones y Representaciones SA	Idalgir S.A.
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board	By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board

CUSIP No. 868526104	SCHEDULE 13D	Page 31 of 31 Pages

INDEX TO EXHIBITS

3.01 Articles of Amendment to Supertel’s Second Amended and Restated Articles of Incorporation designating the Series C Cumulative Convertible Preferred Stock. (Incorporated by reference to Supertel’s Current Report on Form 8-K, which was filed by Supertel with the Securities and Exchange Commission on January 30, 2012)

10.1 Purchase Agreement, dated November 16, 2011, by and among Supertel Hospitality, Inc., Supertel Limited Partnership and Real Estate Strategies L.P. incorporated by reference from Exhibit 10.1 of the Company’s Current Report on Form 8-K/A dated November 16, 2011 (incorporated by reference to Supertel’s Current Report on Form 8-K, which was filed by Supertel with the Securities and Exchange Commission on January 30, 2012).

10.2 Form of the Warrants (incorporated by reference to Supertel’s Current Report on Form 8-K, which was filed by Supertel with the Securities and Exchange Commission on January 30, 2012).

10.3 Investor Rights and Conversion Agreement dated February 1, 2012, by and among Supertel Hospitality, Inc., Real Estate Strategies L.P. and IRSA Inversiones y Representaciones Sociedad Anónima (incorporated by reference to Supertel’s Current Report on Form 8-K, which was filed by Supertel with the Securities and Exchange Commission on January 30, 2012).

10.4 Registration Rights Agreement dated February 1, 2012, by and among Supertel Hospitality, Inc., Real Estate Strategies L.P. and IRSA Inversiones y Representaciones Sociedad Anónima (incorporated by reference to Supertel’s Current Report on Form 8-K, which was filed by Supertel with the Securities and Exchange Commission on January 30, 2012).

10.5 Directors Designation Agreement dated February 1, 2012, by and among Supertel Hospitality, Inc., Real Estate Strategies L.P. and IRSA Inversiones y Representaciones Sociedad Anónima (incorporated by reference to Supertel’s Current Report on Form 8-K, which was filed by Supertel with the Securities and Exchange Commission on January 30, 2012)